EXHIBIT 99.1

CAPITALISATION
The following table shows the Group’s capitalisation and indebtedness on a consolidated basis as at 30 June 2024. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 30 Jun 2024 £m

Equity
Ordinary shareholders’ equity	34,552
Other equity instruments	5,018
Non-controlling interests	69
Total equity	39,639

Indebtedness
Subordinated liabilities	6,764
Debt securities
Debt securities in issue at amortised cost	48,725
Liabilities designated at fair value through profit or loss	4,909
Total debt securities	53,634
Total indebtedness	60,398

Total capitalisation and indebtedness	100,037
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 June 2024, all indebtedness was unsecured except for £16.8 billion of securitisation notes and covered bonds and £1.1 billion of debt securities issued by the Group’s asset-backed conduits.
There have been no issuances or redemptions of subordinated liabilities since 30 June 2024.
There has been no material change in the information set forth in the table above since 30 June 2024.